# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NYLIM MacKay Muni Income Opportunities Fund, CIK 0001995668
CUSIP: 56062L100
Title of class of securities: Class I Common Shares
Address of issuer's principal executive offices: 51 MADISON AVENUE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 11/11/2026
Amends the filing with accession number 0001085146-26-000441
Filed by CIK 0002137653
Persons authorized to receive notices and communications: Kevin Bopp, 51 MADISON AVE, NEW YORK, New York (NY), 10010, 201-685-6187

## Reporting persons
- NYLIM Capital LLC (CIK 0002137653): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,438,663.21; shared voting power 0; sole dispositive power 5,438,663.21; shared dispositive power 0; aggregate amount beneficially owned 5,438,663.21 (80.6% of the class)
  Comment: This statement on Schedule 13D (the "Schedule 13D") relates to Class I common shares ("Class I Shares") of NYLIM MacKay Municipal Income Opportunities Fund (the "Issuer" or "Fund"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at 51 Madison Ave, New York, NY 10010.
  
  Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") on June 8, 2026. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares
Name of issuer: NYLIM MacKay Muni Income Opportunities Fund
Address of issuer's principal executive offices: 51 MADISON AVENUE, NEW YORK, New York (NY), 10010

## Item 4. Purpose of Transaction
Purpose of transaction:
Items 4 of the Schedule 13D is hereby amended and supplemented as follows:

NYLIM Capital LLC acquired the Shares reported herein from New York Life Investment Management LLC as an asset transfer. The initial investment through New York Life Investment Management LLC was made to provide seed capital in connection with the commencement of operations of the Fund. The seed investment provided the Fund with initial assets, facilitated its launch, and allowed it to develop an operating history.

NYLIM Capital LLC is an affiliate of New York Life Investment Management LLC, the Fund's investment adviser. As described in Item 5, NYLIM Capital LLC disposed of a portion of its initial seed investment in the Fund. Neither the initial acquisition of the Shares nor the disposition described herein was undertaken with the purpose or effect of changing or influencing control of the Fund

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in Class I Shares of the Issuer during the past 60 days. On November 9, 2026, NYLIM Capital LLC sold 100,704.935 Class I Shares at a sale price of $9.93 per share.

## Signatures
- NYLIM Capital LLC: /s/ Kirk Lehneis, Kirk Lehneis, Head of US Retail (11/12/2026)